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. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 49561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____04/01/0 1____ AND ENDING____03/31/02____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WOLVERTON SECURITIES (USA), LTD.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

#1700 - 777 Dunsmuir Street
_____
                            (No. and Street)

Vancouver   British Columbia   Canada   V7Y 1J5
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ellen C. Paterson   (604) 632-0001
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Guthrie Harwood & Company
_____
                    (Name – if individual, state last, first, middle name)

#706 - 675 West Hastings Street   Vancouver   British Columbia   V7Y 1J5
_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 3 1 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

WF
3-28-02

OATH OR AFFIRMATION

I, Ellen C. Paterson , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverton Securities (USA), Ltd. , as of March 31, , 20 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

E C Paterson
_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WOLVERTON
USA

INVESTMENT
SERVICES

Wolverton Securities (USA), Ltd.
777 Dunsmuir Street, 17th Floor
P.O. Box 10115 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1J5

Telephone: (604) 632-0001
Fax: (604) 662-5205

Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements for Broker or
Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2002.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph
(k)(2) (ii) of the rule because the Company clears all transactions with and for
customers on a fully disclosed basis with a clearing broker or dealer, and
promptly transmits all customer funds and securities to the clearing broker or
dealer which carries all of the accounts of such customers and maintains and
preserves such books and records pertaining thereto pursuant to the
requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a
broker or dealer.

WOLVERTON SECURITIES (USA), LTD.

BRENT N. WOLVERTON
PRESIDENT

WOLVERTON SECURITIES (USA), LTD.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31ST MARCH, 2002.

Auditors' Report

GUTHRIE, HARWOOD & COMPANY

Chartered Accountants.

D. G. Guthrie, C.A.
F. H. Harwood, C.A.
W. H. Grayson, B.Com., C.A.

Telephone (604) 682-2805
Facsimile (604) 682-2807
706 - 675 West Hastings Street
Vancouver, B.C.   V6B 1N2

AUDITORS' REPORT

To the Board of Directors of Wolverton Securities (USA), Ltd.:

We have audited the statement of financial condition of Wolverton Securities (USA), Ltd. as at 31st March, 2002 and the statements of profit and changes in financial condition for the year then ended. These financial statements are the responsibility of the Wolverton Securities (USA), Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinions.

In our opinion, these financial statements present fairly, in all material respects, the financial condition of Wolverton Securities (USA), Ltd. as at 31st March, 2002 and the results of its operations and the changes in financial condition for the year then ended in conformity with United States generally accepted accounting principles applied on a basis consistent with that of the preceding year.

GUTHRIE, HARWOOD & COMPANY

CHARTERED ACCOUNTANTS

Vancouver, B.C.
13th May, 2002.

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF FINANCIAL CONDITION AS AT 31ST MARCH, 2002.
(Expressed in U.S. Dollars)

ASSETS

CURRENT ASSETS

Cash		271,284
Accounts receivable		1,169
		272,453
Receivables from brokers or dealers		100,000
Non-allowable assets		
- Membership in exchanges, at cost	3,184	
- Prepaid expenses	189	3,373
	$	375,826

LIABILITIES

CURRENT LIABILITIES

Accounts payable - non-customers		20,907
- other		14,046
		34,953

SHAREHOLDERS' EQUITY

Share capital -		
Authorized: 1,000,000 shares of common stock with no par value		
Issued: 350,000 common shares	350,000	
Deficit - per statement	(9,127)	340,873
	$	375,826

The accompanying notes are an integral part of these financial statements.

APPROVED BY THE DIRECTORS:

Director: _____

Director: ___ E C Paterson ___

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF PROFIT
FOR THE YEAR ENDED 31ST MARCH, 2002.
(Expressed in U.S. Dollars)

INCOME

Consulting fee		50,000
Interest		7,590
Commission		2,907
		60,497

EXPENSES

Audit	995	
Bank charges	200	
Commission paid	1,426	
Insurance	500	
Professional dues	18,960	
Quotation	38,212	60,293

NET PROFIT FOR THE YEAR	$	204

The accompanying notes are an integral part of these financial statements.

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED 31ST MARCH, 2002.
(Expressed in U.S. Dollars)

OPERATING ACTIVITIES

Net profit for the year	204
Accounts payables increase	3,247
Other assets decrease	5,911
	9,362
FINANCIAL CONDITION AT BEGINNING OF YEAR	261,922
FINANCIAL CONDITION AT END OF YEAR	$ 271,284

The accompanying notes are an integral part of these financial statements.

WOLVERTON SECURITIES (USA), LTD.
NOTES TO THE FINANCIAL STATEMENTS
AS AT 31ST MARCH, 2002.
(Expressed in U.S. Dollars)

1. **Basis of Financial Statement Presentation**

The Company was incorporated on 3rd July, 1996 in the State of Washington, USA.

The Company commenced operations in May, 1997.

2. **Related Party Transactions**

During the period, the Company received consulting fees of $50,000 from its parent company, Wolverton Securities Ltd., a Canadian corporation.

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED 31ST MARCH, 2002.
(Expressed in U.S. Dollars)

STOCKHOLDERS' EQUITY AT BEGINNING OF YEAR	340,669
NET PROFIT FOR THE YEAR	204
STOCKHOLDERS' EQUITY AT END OF YEAR	$ 340,873

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED 31ST MARCH, 2002.
(Expressed in U.S. Dollars)

LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
  AT BEGINNING AND END OF YEAR $ NIL

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF NET CAPITAL AS AT 31ST MARCH, 2002.
(Expressed in U.S. Dollars)

1.	Total ownership equity (O/E)	340,873
2.	Deduct O/E not allowable for net capital	-
3.	Total O/E qualified for net capital	340,873
4.	Add ons	-
5.	Total cap and allowable subloans	340,873
6.	Deduction - non-allowable assets	3,373
7.	Other items	1,172
8.	Net capital before haircuts	336,328
9.	Haircuts on securities	-
10.	Net capital	$ 336,328

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS AT 31ST MARCH, 2002.
(Expressed in U.S. Dollars)

Minimum Net Capital Required	2,330
Minimum Dollar Requirement	250,000
Net Capital Requirement	250,000
Excess Net Capital	86,328
Exc Net Cap @ 1000% (net cap - 10% of AI)	332,832

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS AT 31ST MARCH, 2002.
(Expressed in U.S. Dollars)

Total Liabilities per Statement of Financial Condition	$	34,953
Percentage of Aggregate Indebtedness to Net Capital		10%

WOLVERTON SECURITIES (USA), LTD.
RECONCILIATION OF NET CAPITAL
AS AT 31ST MARCH, 2002.
(Expressed in U.S. Dollars)

Net Capital per Audited Financial Statements	336,328
Net Capital per Broker-Dealer's Unaudited Focus Filing	336,328
Difference	$ NIL

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF MATERIAL INADEQUACIES
AS AT 31ST MARCH, 2002.

Based on our audit of the above company as at 31st March, 2002, no material inadequacies were found to exist.

WOLVERTON SECURITIES (USA), LTD.
REPORT ON INTERNAL CONTROL STRUCTURE
AS AT 31ST MARCH, 2002.

Board of Directors,
Wolverton Securities (USA), Ltd.:

In planning and performing our audit of the financial statements of Wolverton Securities (USA), Ltd., we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

The management of Wolverton Securities (USA), Ltd. is responsible for establishing and maintaining internal control and the practices and procedures required to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation of the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including controls for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management and SEC and should not be used for any other purpose.

GUTHRIE, HARWOOD & COMPANY
CHARTERED ACCOUNTANTS

Vancouver, B.C.
13th May, 2002.